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                          ITEM 77(D) AND ITEM 77Q1(B)
                 POLICIES WITH RESPECT TO SECURITY INVESTMENTS

     THE FOLLOWING CHANGES WERE MADE TO THE REGISTRANT'S PROSPECTUS DATED
              NOVEMBER 15, 2006 EFFECTIVE AS OF JANUARY 15, 2007:

The following replaces "Objective and Strategies" in the "Investment Summary" section prior to the last paragraph on page 1 of the Prospectus:

   The Fund seeks to maximize total return through a combination of long-term growth of capital and current income.

   International Strategy & Investment Inc. (the "Advisor"), the Fund's investment advisor, determines the relative weightings of common stocks and Treasury Securities in the Fund's portfolio and manages the Treasury Securities portion of the portfolio. The Fund may purchase Treasury Securities of varying maturities.

   Edward S. Hyman and R. Alan Medaugh, Chairman and President, respectively of the Advisor, guide the allocation of the Fund's assets between common stocks and U.S. Treasury Securities ("Treasury Securities") based on the Advisor's analysis of the pace of the economy and its forecasts for the direction of interest rates and corporate earnings.

   Under normal market conditions, the Fund will invest its assets in a ratio of:

..   approximately 100% common stocks with the remainder in short-term Treasury
    Securities when an optimal aggressive strategy is deemed warranted.

..   approximately 75% common stocks to 25% Treasury Securities when a neutral strategy is deemed warranted, and

..   approximately 50% common stocks to 50% Treasury Securities when a conservative strategy is deemed warranted.

   When the Advisor expects the environment to be more favorable to financial assets, to have low inflation, declining interest rates and rising corporate profits, the Fund would move towards a heavier weighting in equities. Conversely, when the Advisor anticipates a defensive environment for financial assets, where rising interest rates are expected, the Fund will move towards a heavier weighting in Treasury Securities with an emphasis on maturities of five years or less.

   The following is added to the subsection entitled "Risk Profile" prior to the paragraph entitled "Maturity Risk" on page 1 of the Prospectus:

   The Fund is suited for you if you are seeking long-term total return. The value of an investment in the Fund will vary from day-to-day based on changes in the prices of the common stocks and Treasury Securities in the Fund's portfolio.

   GENERAL STOCK RISK. The value of the Fund's equity investments will change in relation to changes in the Wilshire 5000. The value of the common stocks in the Wilshire 5000 will fluctuate based upon investor perceptions of the economy, the markets, and the companies represented by the Wilshire 5000. The Fund's investments in common stocks can be expected to be more volatile than the Fund's investments in Treasury Securities.

   GENERAL BOND RISK. The value of the Fund's Treasury investments will change in response to economic and market factors, especially interest rate changes. In general, a change in interest rates will cause an inverse change in the value of the Treasury investments.

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   INTEREST RATE RISK. To the extent that the Fund invests in Treasury securities, the value of the Shares can be expected to increase during periods of falling interest rates and decrease during periods of rising interest rates.

The following replaces the first three paragraphs of the subsection "Investment Objective, Policies and Risk Considerations" in the "Investment Program" section on page 4 of the Prospectus:

   The Fund's investment objective is to maximize total return through a combination of long-term growth of capital and current income. Under normal market conditions, the Fund will invest its assets in a ratio of:

..   approximately 100% common stocks with the remainder in short-term Treasury
    Securities when an optimal aggressive strategy is deemed warranted.

..   approximately 75% common stocks to 25% Treasury Securities when a neutral strategy is deemed warranted, and

..   approximately 50% common stocks to 50% Treasury Securities when a conservative strategy is deemed warranted.

   When the Advisor expects the environment ahead to be more favorable to financial assets, to have low inflation, declining interest rates and rising corporate profits, the Fund will move towards a more aggressive strategy. Conversely, when the Advisor anticipates a defensive environment for financial assets, when rising interest rates are expected, the Fund will move towards the conservative strategy. A neutral strategy would be employed in scenarios with more mixed news, in between the aggressive and defensive environments.